TELECOMUNICACIONES DE PUERTO RICO, INC.
PO BOX 360998
SAN JUAN, PR 00936
January 20, 2006
VIA EDGAR AND FACSIMILE (202) 772-9205

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3561
Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Andrew Mew, Senior Staff Accountant
Re:	Telecomunicaciones de Puerto Rico Form 10-K for the year ended December 31, 2004 Filed March 31, 2005 File No. 333-85503
Ladies and Gentlemen:
     On behalf of Telecomunicaciones de Puerto Rico, a Puerto Rico corporation (the “Company”), I am furnishing this letter in response to the comments contained in the letter dated December 21, 2005 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to Mr. Adail Ortiz, former Vice President and Chief Financial Officer of the Company.
     Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, each Staff comment, as set forth in the Comment Letter, is reprinted in italics below and numbered to correspond with the paragraph numbers assigned in the Comment Letter and is followed by the corresponding response from the Company.
Form 10-K for the Year Ended December 31, 2004
Consolidated statement of operations, page 43
1.	Revise your presentation of operating costs and expenses to comply with Rule 5-03 of Regulation S-X (i.e. costs of revenues, S,G&A, etc.)

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
January 20, 2006

Response:
     The Company will revise its presentation of operating costs and expenses in future filings to comply with Rule 5-03 of Regulation S-X.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
Revenue Recognition, page 47
2.	Addressing any relevant accounting literature supplementally tell us in detail how you account for:
a.	the loss on sales of handsets;

b.	the sales of service and handsets through your kiosks and stores;

c.	the sales of service and handsets through dealers and agent outlets.
Response:
     At the point of sale, a customer usually buys a handset, activates service and signs a contract for continuing service. The Company accounts for each of the activities separately.
     Handset revenues and the associated costs are recognized at the time that handsets are sold to either end-user customers or to agents since the Company has no obligation beyond that time and all of the other requirements of SAB 104 are met.
     The net profit or loss on handset sales at our kiosks and stores to end-user customers will vary depending on the incentives in place at the time. Handset sales to agents are generally at cost.
     Wireless activation fees, which have historically been insignificant (approximately $1 -3 million in each of the past three years), are deferred and amortized over the average, expected customer life.
     Service revenues are recognized on a monthly basis as service is provided to customers.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
January 20, 2006

3.	We note that you defer activation and installation revenues and certain related costs for both wireline and wireless. Confirm, if it is true, that you deferred costs to the extent of deferred revenues. Revise your disclosures in future filings.

Response:
     The Company confirms that it defers activation costs to the extent of activation fees for its wireline and wireless business. As discussed in comment 2 above, however, the amount of such costs for our wireless business is not significant. The Company will revise its disclosures in future filings to read as follows:
     “Customer activation fees, along with the related costs up to but not exceeding the activation fees, are deferred and amortized over the customer relationship period as required by SAB 104.”
Property, Plant and Equipment and Depreciation, page 47
4.	Explain to us your accounting for the depreciation expenses under the composite group remaining life and the straight-line composite rates. Advise us the various items with their respective lives included in each group such as “Outside Plant” and “Central Office and Transmission Equipment”. Also, tell us your basis in using these depreciation methods.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
January 20, 2006

Response:
     Under the composite method, the Company establishes a useful life for each of the major classes of plant and utilizes that life to determine annual depreciation expense. The useful lives for the major classes of plant are as follows:

Range (Yrs)
Outside plant	14 - 40
Central office and transmission equipment	5 - 11
Equipment and other	5 - 15
Buildings	30

     Under the composite method, annual depreciation for each major class of plant is determined by applying a composite depreciation rate to the aggregate plant balance. The composite depreciation rates are determined based on the amount and timing of asset purchases within each class of plant. From time-to-time, the composite rates are adjusted, either upward or downward, based on the results of engineering studies that are performed regularly for regulatory and other purposes.
     The composite method is a widely used method for determining annual depreciation expense for companies in capital intensive industries such as telecommunications companies, railroads and electric utilities.
     Should you have any questions or comments regarding this letter, kindly contact the undersigned at (787) 792-6052.

Very truly yours, /s/ Rafael Otaño Rafael Otaño Controller

cc:	Ms. Ivette Leon, Assistant Chief Accountant (the SEC)
Mr. Hector Houssay, Vice President and Chief Financial Officer (the Company)
Mr. Arturo Ondina, (Ernst & Young)
Mr. Raymond T. Hum, Esq. (Curtis, Mallet-Prevost, Colt & Mosle LLP)